Exhibit 99.3

Annual General Meeting of Shareholders of BIOLINERX LTD.		Annual General Meeting of Shareholders of BIOLINERX LTD. to be held on October 1, 2024 For Holders as of August 26, 2024
Date:	October 1, 2024
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use dark black pencil or pen only

		For	Against	Abstain
1.
TO APPROVE the re-election of the following persons as Class I directors, each to serve until the Company’s annual general meeting of shareholders to be held in 2027, and until their respective successors have been duly elected and qualified.

● Mark, sign and date your Voting Instruction Form.
	Dr. Avraham Molcho	☐	☐	☐	● Detach your Voting Instruction Form.
● Return your Voting Instruction Form in the postage-paid envelope provided.
	Mr. Gal Cohen	☐	☐	☐

	Mr. Rami Dar	☐	☐	☐	All votes must be received prior to 12:00 p.m. EST on September 25, 2024.
To view the notice and proxy statement, please visit:
2.
TO APPROVE the grant of options to purchase American Depositary Shares, each representing 15 ordinary shares of the Company, to certain directors of the Company who shall serve in such capacity immediately following the Meeting.
		☐	☐	☐	https://ir.biolinerx.com/events/event-details/2024-annual-meeting-shareholders
PROXY TABULATOR FOR BIOLINERX LTD. P.O. BOX 8016 CARY, NC 27512-9903
3.	TO APPROVE an increase in the Company’s authorized share capital, and to amend the Company’s Articles of Association accordingly.	☐	☐	☐

4.
TO APPROVE the reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the Company’s next annual general meeting of shareholders, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.
		☐	☐	☐

EVENT #

CLIENT #
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BIOLINERX LTD.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on September 25, 2024)

The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Netanel Derovan and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel, on October 1, 2024 at 3:00 p.m. (Israel time), and all adjournments and postponements thereof.

NOTES:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)